TXU Corp.
1601 Bryan Street
Dallas, TX 75201

November 17, 2006

By EDGAR and Facsimile

Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street NE
Washington, D.C. 20549

Attention:	Mr. William Choi
Accounting Branch Chief

RE: TXU Corp.
2005 Form 10-K

Ladies and Gentlemen:

Transmitted herewith is the response of TXU Corp. (“TXU”) to the comment made in your letter dated November 9, 2006 to David A. Campbell, Executive Vice President and Acting Chief Financial Officer of TXU Corp. Your comments and our responses thereto are set forth below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Appendix A, page A - 1

Financial Statements, page A-63

Notes to Financial Statements, page A - 70

1.	Significant Accounting Policies, page A - 70

Comment: We have reviewed your response to our prior comment number 2 and continue to believe that your discussion of the $1.02 impact of the accelerated share repurchase program settled in May 2005 represents a non-GAAP measure. Based upon our understanding of your settlement liability, it appears that $1.02 was derived from the adjustment to reconcile the numerator for purposes of computing diluted earnings per share as a result of applying the guidance in EITF Topic D - 72. We generally believe that any per share amounts presented other than that relating to net income, represent non-GAAP measures. Refer to Question number 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please also provide us a detailed reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share for all periods presented as required by paragraph 40 of SFAS 128 and revise your disclosure accordingly.

Response: We have reviewed the literature cited, and while we interpret this earnings per share measure as one relating to GAAP net income, we agree to remove the measure from our disclosure in future filings.

In accordance with paragraph 40 of SFAS 128, we intend to include in our 2006 Form 10-K a table reconciling earnings per share for all years presented in a footnote to the financial statements using the following format:

Reconciliation of Per Share Earnings
(in millions, except per share amounts)

	For the Year Ended 2005			For the Year Ended 2004
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount

Income from continuing operations before extraordinary items and accounting changes	$1,775	475.9	$3.73	$81	600.4	$0.13

Exchangeable preferred membership interest buyback premium	-	-	-	(849)	-	(1.41)

Preference stock dividends	(10)	-	(0.02)	(22)	-	(0.04)

Income from continuing operations available for common stock-basic	$1,765	475.9	$3.71	$(790)	600.4	$(1.32)

Dilutive Securities/Other Adjustments:

Adjustment related to 2004 accelerated share repurchase program (a)	(498)	-		12	-

Exchangeable preferred membership interests	-	-		17	36.5

Convertible senior notes (b)	1	1.5		1	1.4

Equity-linked debt securities	-	2.4		-	-

Share-based incentive compensation plan	-	6.6		-	2.6

Income from continuing operations available for common-diluted (c)	$1,268	486.4	$2.61	$(790)	600.4	$(1.32)

(a)	Adjustment to income represents change in fair value of related settlement liability.
(b)	Adjustment to income represents after-tax interest expense.
(c)	For the 2004 year, diluted and basic results per share are the same because of the loss position and antidilution accounting rules.

As to the Commission’s request to provide a detailed reconciliation of basic to diluted earnings per share for all three periods presented in the 2005 Form 10-K, in addition to the information provided above for 2005 and 2004, the only dilutive effects for the 2003 year arose from the exchangeable preferred membership interests. As noted in the discussion in Note 2 on page A-77 of the 2004 Form 10-K with respect to these securities, in calculating diluted earnings per share, net income available for common stock was increased by $53 million, representing the after-tax effect of related interest expense, and the weighted average common shares outstanding was increased by 57 million shares (114 million split adjusted).

* * * * * * * * * *

We would be grateful if the Commission would direct all questions or comments to the undersigned or to Stan Szlauderbach, Senior Vice President and Controller, at Energy Plaza, 1601 Bryan St., Dallas, Texas 75201, by facsimile at (214) 812-6623 or by telephone at (214) 812-8726.

Very truly yours,

/s/ David A. Campbell
------------------------------------
David A. Campbell
Executive Vice President and
Acting Chief Financial Officer

cc:	Yong Kim (Securities and Exchange Commission)
Stan J. Szlauderbach (SVP and Controller, TXU Corp.)
Safal K. Joshi (Associate General Counsel, TXU Business Services Company)